EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the registration statements on Forms S-8 of Clear Channel Communications, Inc. filed on November 13, 2000 (Reg. No. 333-49698) and Clear Channel Outdoor Holdings, Inc. filed on April 3, 2006 (Reg. No. 333-132950) of our report dated June 22, 2007, relating to the statements of net assets available for plan benefits as of December 31, 2006 and 2005, the statement of changes in net assets available for plan benefits for the year ended December 31, 2006, and the supplemental schedule of assets (held at end of year) as of December 31, 2006, of the Clear Channel Communications, Inc. 401(k) Savings Plan, which appears in the Annual Report on Form 11-K of the Clear Channel Communications, Inc. 401(k) Savings Plan dated June 25, 2007.

/s/ The Hanke Group, P.C.
San Antonio, Texas
June 25, 2007